09055810

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Glastonbury Blvd.
(No. and Street)

Glastonbury	CT	06033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Gritzer 860-368-2913
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

180 Glastonbury Blvd.	Glastonbury	CT	06033
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Gritzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USI Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NANCY A. GRENIER
NOTARY PUBLIC
MY COMMISSION EXPIRES 12/31/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

USI Securities, Inc.

Report on Financial Statements
(With Supplementary Information)

Years Ended December 31, 2008 and 2007

USI Securities, Inc.

Index

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Glastonbury Blvd.
(No. and Street)

Glastonbury (City) CT (State) 06033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Gritzer 860-368-2913
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

180 Glastonbury Blvd. (Address) Glastonbury (City) CT (State) 06033 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph Gritzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USI Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

NANCY A. GRENIER
NOTARY PUBLIC
MY COMMISSION EXPIRES 12/31/2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Board of Directors
USI Securities, Inc.

We have audited the accompanying statements of financial condition of USI Securities, Inc., a wholly-owned subsidiary of USI Consulting Group, Inc., as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USI Securities, Inc. as of December 31, 2008 and 2007, and its results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

Glastonbury, Connecticut
February 24, 2009

USI SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Current assets:		
Cash	$ 698,926	$ 661,816
Commissions receivable	81,732	10,267
Income tax benefit	37,127	37,615
Other current assets	8,491	5,558
Due from related party	1,136	267
	827,412	715,523
Property and equipment, at cost:		
Computer equipment and software	24,134	19,025
Furniture and fixtures	13,624	13,624
	37,758	32,649
Less accumulated depreciation	(30,472)	(26,594)
	7,286	6,055
Other assets:		
Deposits	35,000	35,000
	35,000	35,000
	$ 869,698	$ 756,578

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Current liabilities:		
Accrued expenses	$ 239,662	$ 220,037
Income tax payable	655	1,236
Due to Parent	106,228	13,274
	346,545	234,547
Commitment		
Stockholder's equity:		
Common stock, $1 par value; 100 shares authorized, 10 shares issued and outstanding	10	10
Additional paid-in capital	2,067,527	2,067,527
Retained deficit	(1,544,384)	(1,545,506)
	523,153	522,031
	$ 869,698	$ 756,578

See Notes to Financial Statements.

USI SECURITIES, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenue:		
Commission income	$ 11,151,720	$ 12,471,111
Interest income	541	2,555
Other income	45,000	35,000
	11,197,261	12,508,666
Expenses:		
Management fees	9,647,529	10,810,620
Salaries	794,912	853,404
Insurance	191,529	193,290
Commissions - independent representatives	141,687	280,380
Rent	108,000	108,000
Payroll taxes	54,453	56,439
Software lease and other costs	52,280	53,850
Professional fees	44,664	44,682
Licenses and fees	38,617	44,204
Retirement plan - 401(k) match	23,259	24,494
Commissions	22,763	22,226
Office expense	16,681	16,287
Trading fees	13,993	13,838
Telephone	9,747	16,103
Travel	8,687	22,680
Training/professional development	8,075	8,976
Office supplies	6,804	8,653
Dues and subscriptions	5,835	4,435
Depreciation	3,878	5,372
Meals and entertainment	1,345	4,420
Miscellaneous	951	2,225
Bank charges	20	-
Claims and losses	20	2,485
	11,195,729	12,597,063
Income (loss) before income taxes	1,532	(88,397)
Provision (credit) for income taxes	410	(36,379)
Net income (loss)	$ 1,122	$ (52,018)

See Notes to Financial Statements.

USI SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Equity
Balance, January 1, 2007	$ 10	$ 2,067,527	$ (1,493,488)	$ 574,049
Net loss	-	-	(52,018)	(52,018)
Balance, December 31, 2007	10	2,067,527	(1,545,506)	522,031
Net income	-	-	**1,122**	**1,122**
Balance, December 31, 2008	**$ 10**	**$ 2,067,527**	**$ (1,544,384)**	**$ 523,153**

See Notes to Financial Statements.

USI SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Operating activities:		
Net income (loss)	$ 1,122	$ (52,018)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	3,878	5,372
Changes in operating assets and liabilities:		
Commissions receivable	(71,465)	(6,083)
Income tax benefit	488	(37,615)
Other current assets	(2,933)	553
Due from Parent	-	6,317
Due from related party	(869)	800
Other assets	-	-
Accrued expenses	19,625	(152,118)
Due to Parent	92,954	13,274
Income tax payable	(581)	(64,764)
Net cash provided by (used in) operating activities	42,219	(286,282)
Investing activities:		
Purchase of property and equipment	(5,109)	-
Net cash used in investing activities	(5,109)	-
Net increase (decrease) in cash	37,110	(286,282)
Cash, beginning of year	661,816	948,098
Cash, end of year	$ 698,926	$ 661,816

See Notes to Financial Statements.

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Nature of operations:

USI Securities, Inc. (the "Company") is a Delaware corporation that was a wholly-owned subsidiary of USI Insurance Services, LLC as of December 31, 2007. USI Insurance Services, LLC, the former parent, is a wholly-owned subsidiary of USI Holdings Corporation. USI Holdings Corporation is a wholly-owned subsidiary of Compass Acquisition Holdings Corp., a corporation controlled by GS Capital Partners, a private equity affiliate of Goldman, Sachs & Co.

During 2008, USI Insurance Services, LLC contributed 100% of the common shares it owned of the Company to USI Consulting Group, Inc. (the "Parent") in exchange for 10 common shares of USI Consulting Group, Inc. The Parent is a subsidiary of USI Holdings Corporation.

The Company is a FINRA (Financial Industry Regulatory Authority, Inc.) member broker-dealer, Securities and Exchange Commission ("SEC") registered investment advisor and licensed insurance agency. The Company, through its registered representatives, offers and sells mutual funds, variable annuities and variable life insurance contracts, primarily in the qualified plans market throughout the United States. The Company also has a limited amount of "constructive receipt" arrangements with other broker-dealers whereby the Company receives override commissions derived from the sale of securities products to customers of other related entities. The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Commission income:

Commission revenue on mutual fund 12 b-1 trail fees are recorded on an accrual basis based on a percentage of the fund's net assets.

Commission revenue on sales of shares of mutual funds are recorded on a trade date basis.

Commission revenue on variable annuities and variable life insurance contracts are recognized based on the policy effective date when the data necessary to reasonably determine such commission amounts and policy effective dates has been obtained by the Company. Typically, these types of commissions cannot be reasonably determined until the cash or related commission statement is received by the Company from the insurance carrier.

Note 2 - Summary of significant accounting policies (continued):

Commission income (concluded):

Override commissions are also recorded when the data necessary to reasonably determine such amount has been obtained, which is generally when the cash is received.

The related management fees related are recorded in the same period as the commission revenue.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2008 and 2007, there were no cash equivalents.

Allowance for doubtful accounts:

Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of each account. At December 31, 2008 and 2007, an allowance for doubtful accounts was not necessary.

Net capital requirements:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such provisions, and requires that the ratio of aggregate indebtedness to net capital be less than 15 to 1.

Reserve requirements:

The Company is exempt from the requirements relating to cash reserves and possession or control of customers securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

Property and equipment – depreciation:

The Company capitalizes all expenditures for property and equipment in excess of $500. Depreciation of property and equipment is recorded on the straight-line basis for financial reporting purposes over the estimated useful lives of the assets. Estimated lives for financial reporting purposes are as follows:

Asset	Estimated Lives
Computer equipment and software	3 - 5 years
Furniture and fixtures	7 years

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Note 2 - Summary of significant accounting policies (concluded):

Use of estimates:

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

New accounting pronouncements:

In June 2006, Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109," was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3 deferred adoption for most nonpublic enterprises to annual periods beginning after December 15, 2008.

The Company, pursuant to the FSP, has elected to defer its application until its required effective date of December 31, 2009. The Company's policy for evaluating uncertain tax positions prior to the adoption of FIN 48 has been to provide for income taxes based on positions taken on the Company's tax return with valuation allowances established for uncertain positions based on the guidance established by SFAS No. 5 "Accounting for Contingencies". Management does not expect the adoption of FIN 48 to have a material effect on the financial condition or the results of operations of the Company.

Note 3 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008 and 2007, the Company had net capital of $469,113 and $472,536, respectively, which was $446,010 and $456,900, respectively, in excess of its required net capital of $23,103 and $15,636, respectively. The Company's net capital ratio was to .74 to 1 and to .50 to 1 at December 31, 2008 and 2007, respectively.

Note 4 - Liabilities subordinated to claims of general creditors:

There were no borrowings under subordination agreements at December 31, 2008 and 2007.

Note 5 - Related party transactions (concluded):

The Company rents space in the offices of the Parent. The rent also includes utilities, the use of computer and other office equipment. In 2008 and 2007, the Company paid rent of $108,000 to the Parent. Rent is paid monthly and is based on the number of the Company's employees. The Parent also provides accounting and information technology services to the Company for $2,000 per month in 2008 and $1,700 per month in 2007. Total rent and accounting services fees were $132,000 and $128,400 in 2008 and 2007, respectively. As of December 31, 2008, due to Parent results from these transactions and accrued management fees.

The Company's revenues (other than interest income) are mainly derived from sales to customers of entities under common ownership.

The Company receives commissions from mutual fund and insurance companies and pays approximately 90% of these commissions to the Parent (in 2007 - the former parent) in the form of management fees.

Management fees totaled $9,647,529 and $10,810,620 for the years ended December 31, 2008 and 2007, respectively.

Note 6 - Operating leases:

The Company has a service bureau agreement classified for financial statement purposes as a software lease. The lease terms require a monthly fee of $3,701 and expires in March 2009.

Total software lease expense for both 2008 and 2007 was $44,412. At December 31, 2008 aggregate future minimum lease payments due consisted of the following:

Year Ending December 31,	
2009	$ 11,103

Note 7 - Retirement plan:

The Company has a 401(k) retirement plan (the "Plan") matching 75% of employee contributions up to 4% of an employee's salary, subject to the provisions of the Employee Retirement Income Security Act. Eligibility for the Plan is based on attaining the age of 21 and completing thirty days of service with the Company. The Company's contributions to the Plan for 2008 and 2007 were $23,259 and $24,494, respectively.

Note 8 - Concentration of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2008 and 2007, the Company had cash balances that exceed Federally insured limits in the amount of approximately $562,000 and $848,000, respectively.

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 9 - Income taxes:

The Company is included in a consolidated tax return with its Parent and records its share of the consolidated tax expense or credit on a separate return basis. As of and for the year ended December 31, 2008, an income tax provision of $410 was included in the statement of operations due to a net income and $655 is recorded as a income tax payable (to the Parent) on the Company's statement of financial condition. As of and for the year ended December 31, 2007, the Company was also included in a consolidated tax return. An income tax credit of ($36,379) was included in the statement of operations due to a net loss and $37,615 was recorded as an income tax benefit (to the former parent) on the Company's statement of financial condition.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
USI Securities, Inc.

We have audited the accompanying financial statements of USI Securities, Inc. as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 24, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Glastonbury, Connecticut
February 24, 2009

USI SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008 AND 2007

	2008	2007
Net capital:		
Total stockholder's equity	$ 523,153	$ 522,031
Nonallowable assets:		
Property and equipment, net	7,286	6,055
Other current assets	8,491	5,558
Due from related party	1,136	267
Income tax benefit - Parent	37,127	37,615
Total nonallowable assets	54,040	49,495
Total equity qualified for net capital	$ 469,113	$ 472,536
Aggregate indebtedness - liabilities per financial statements	$ 346,545	$ 234,547
Computation of basic net capital requirement:		
Minimum net capital required for broker ($5,000 or 6-2/3% of aggregate indebtedness)	$ 23,103	$ 15,636
Excess net capital	$ 446,010	$ 456,900
Excess net capital at 1,000%	$ 434,459	$ 449,081
Ratio: Aggregate indebtedness to net capital	.74 to 1	.50 to 1
Reconciliation with the Company's computation of net capital included in Part II of Form X-17a-5 as of December 31, 2008 and 2007		
Net capital, as reported in Company's Part IIA (unaudited) Focus reports	$ 346,545	$ 472,202
Audit adjustments	-	334
Net capital per above	$ 346,545	$ 472,536

See Report of Independent Public Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors
USI Securities, Inc.

In planning and performing our audit of the financial statements of USI Securities, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Glastonbury, Connecticut
February 24, 2009